209 10th Avenue South – Suite 450
Nashville, Tennessee 37203
Telephone 615-301-3100
Facsimile 615-301-3200
http://www.healthstream.com
September 22, 2010
Via EDGAR and Facsimile
Stephani Bouvet, Division of Corporation Finance
Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Facsimile: (202) 772-9210

Re:	HealthStream, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 000-27701
Dear Ms. Bouvet and Ms. Mills-Apenteng:
     On behalf of HealthStream, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 26, 2010 (the “Comment Letter”), concerning the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 as filed on March 26, 2010 (the “Form 10-K”).
     For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.
Part I
Item 1. Business
Customers, page 3
     1. We note from your risk factor on page 12 that a substantial portion of your revenues is derived from a relatively small number of customers. Please tell us what consideration you gave to providing quantified disclosure regarding your reliance on these customers. If any customers generated 10% or more of your revenues, please tell us the specific percentage generated by each such customer. In addition, it appears that you should include in the business section a discussion regarding your reliance on a few customers as well as a discussion of the material terms of any material customer contracts filed as exhibits. Refer to Item 101(h)(4)(vi) of Regulation S-K and advise.

Stephani Bouvet
Maryse Mills-Apenteng
Securities and Exchange Commission
September 22, 2010

     RESPONSE: We did not provide quantified disclosure regarding our reliance on a relatively small number of customers because no single customer generated 10% or more of our revenues. While losing all of these customers would have an adverse effect on our business, the loss of any one of these customers, or the loss of several of these customers, would not have a material adverse effect on our financial position or results of operations. As required by Item 101(h)(4)(vi) of Regulation S-K, we will include in the business section of future filings, if applicable, a discussion of our reliance on a few customers. As noted in our response to Comment 7 below, we do not currently consider any single customer contract to be material, and therefore do not intend to include any customer contract as an exhibit until such time that we subsequently enter into a material contract.
Technology Management, page 4
     2. We note that your software applications, servers, and network infrastructure that deliver the majority of the services you provide are hosted by third-party data center providers, with the primary data center in Chicago, Illinois and the disaster recovery data center in Nashville, Tennessee. Please tell us what consideration you have given to disclosing the names of these two providers in your Form 10-K and provide us with your analysis as to whether you are required to file as exhibits any material contracts with these third-party providers. Refer to Item 601(b)(10) of Regulation S-K.
     RESPONSE: We do not consider our relationships with our data center service providers to be material. The annual payments to these providers are not material, and there are numerous other service providers that could provide the same or similar services. Because we do not consider the relationships with these service providers to be material, we have not disclosed the names of the providers in our filings or filed the applicable contracts as exhibits.
Item 1.A Risk Factors
“We may be unable to continue to license our third party software, on which a portion of our product and service offerings rely...”, page 11
     3. We note from your disclosure here and on page 8 that you rely on the use of licensed third-party technology components in some of your products. Please tell us what portion of your revenues is dependent on products using such third-party licenses and, to the extent material to your business, what consideration you gave to including a discussion of the nature and terms of these licenses in the business section. Refer to Item 101(h)(4)(vii) of Regulation S-K.
     RESPONSE: We rely on a variety of third party software companies to provide supporting technologies for our product and service platform. The annual cost of no one third party software vendor exceeds one percent of our revenue and there are numerous other third parties that could provide the same or similar technology. We do not specifically discuss the nature and terms of these licenses in the business section of our filing because we do not consider them to be material to our business and while the technologies support delivery of our revenue, no one part of our revenue stream is entirely dependent on a third party technology offering that we believe couldn’t be replaced.
Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement filed April 29, 2010)

Stephani Bouvet
Maryse Mills-Apenteng
Securities and Exchange Commission
September 22, 2010

Executive and Director Compensation
Compensation Discussion and Analysis, page 28
     4. We note that you have elected to include a Compensation Discussion and Analysis section in the Proxy Statement. To the extent you elect to do so in future filings, please confirm that you will include an expanded discussion that addresses how the compensation committee determined the amount to be paid for each element of compensation. For instance, without limitation, we note that with respect to Long-Term Stock-Based Incentive Compensation, you indicate the award levels in 2009 without including a discussion of how the amount of the award for each named executive officer was determined and why the size of the award decreased in each instance as compared to the previous year. Your compensation discussion and analysis should provide insight into how the specific compensation levels for each element of compensation were determined and the reasons for any material increase or decrease with respect to each element of compensation, including how the amount of any increase or decrease was determined. Please confirm your understanding.
     RESPONSE: To the extent we include a Compensation Discussion and Analysis section in future filings, we confirm that we will include an expanded discussion that addresses how the compensation committee determined the amount to be paid for each element of compensation and that provides insight into how the specific compensation levels for each element of compensation were determined and the reasons for any material increase or decrease with respect to each element of compensation, including how the amount of any increase or decrease was determined.
Cash Bonuses, page 30
     5. You state that bonuses were earned under the Incremental Net Income Incentive Plan based on achievement of your 2009 performance objectives and that cash bonuses were paid at the maximum level under the Plan during February 2010. Item 402(n)(2)(vii) of Regulation S-K requires disclosure of “all earnings for services performed during the fiscal year pursuant to awards under non-equity incentive plans...” It appears that because the bonuses were awarded pursuant to an incentive plan as defined in paragraph (m)(5)(iii) of Item 402, the cash awards earned under the 2009 Plan should be disclosed in column (g) under the heading “non-equity incentive plan compensation” of the summary compensation table, and reflected in the grants of plan-based awards table, for the year in which the bonuses were earned, i.e. 2009, and not the year in which the bonuses were paid. Further, to the extent the bonuses should have been disclosed for the 2009 year covered in the summary compensation table, and given that the bonuses at 35% of base salary would materially impact total compensation paid to the named executive officers for that year, it appears that you must amend the Form 10-K to disclose this information. Please confirm your understanding or advise. For additional guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretation, available on our website.

Stephani Bouvet
Maryse Mills-Apenteng
Securities and Exchange Commission
September 22, 2010

     RESPONSE: Our practice has been to include in the summary compensation table of our filings the bonuses for each of our named executive officers in a given year according to the amounts set forth on their W-2 tax statements for such year, and to clearly footnote such amounts in the summary compensation table so our disclosure was transparent to our investors. We understand the Staff’s comment, and agree that in future filings we will disclose any bonuses earned by our named executive officers in the year in which they were earned, not the year in which they were paid, if different. In future filings we will also update the disclosures for any prior years set forth in the summary compensation table to reflect such change in our disclosure.
Summary Compensation Table, page 33
     6. We note your statement in footnote 1 to the summary compensation table that “[b]onuses listed for each fiscal year reflect payments within a fiscal year of bonus amounts related to the previous fiscal year.” Item 402(n)(2)(iv) of Regulation S-K requires disclosure of bonus amounts “earned by the named executive officer during the fiscal year covered.” It appears, therefore, that the summary compensation table should be revised so that the bonus amounts are included in the fiscal year in which the bonuses were earned, not paid. Please confirm your understanding and advise.
     RESPONSE: We understand the Staff’s comment and as set forth in our response to Comment 5 above, we agree that in future filings we will revise the summary compensation table to include bonus amounts in the fiscal year in which they were earned, not paid, if different.
Part IV
Item 15. Exhibits, Financial Statement Schedules
     7. We note that you have identified exhibits 10.6 and 10.7 as being the subjects of confidential treatment; however, it appears that the orders granting confidential treatment for these agreements have expired. Please provide us with copies of the confidential treatment orders for these exhibits or advise.
     RESPONSE: We concur with your comment that the orders granting confidential treatment for Exhibits 10.6 and 10.7 have expired. These contracts are no longer in existence and we will remove them from the exhibit index in future filings.

     The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

Stephani Bouvet
Maryse Mills-Apenteng
Securities and Exchange Commission
September 22, 2010

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at (615) 301-3163 if you have any questions. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ Gerard M. Hayden, Jr.
Gerard M. Hayden, Jr.

cc:	J. Page Davidson (Bass Berry & Sims PLC) Laura R. Brothers (Bass Berry & Sims PLC)